EXHIBIT 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8) of Broadcom Corporation pertaining to (i) the Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated, (ii) the Broadcom Corporation 1998 Employee Stock Purchase Plan, as amended and restated, and (iii) the Mobilink Telecom, Inc. 1997 Stock Option Plan (as assumed by Broadcom Corporation), of our report dated January 23, 2002 (except Notes 3, 11, and 14 as to which the date is March 15, 2002) with respect to the consolidated financial statements and schedule of Broadcom Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2001, filed with the Securities and Exchange Commission.

/s/    ERNST & YOUNG LLP

Orange County, California
June 14, 2002